Exhibit 99.1

Fresenius Medical Care AG

Hof

Notification of impending merger
pursuant to section 62 (3) sentence 2
of the German Transformation Act

Pursuant to section 62 (3) sentence 2 of the German Transformation Act (Umwandlungsgesetz – "UmwG"), the management board (Vorstand) of Fresenius Medical Care AG with its registered office in Hof (Saale), Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hof (Saale) under registration number HRB 6841 ("Fresenius Medical Care AG"), hereby announces that it is intended to merge

Fresenius Medical Care PensCo GmbH with its registered office in Hof (Saale), registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hof (Saale) under registration number HRB 6819 ("Fresenius Medical Care PensCo GmbH"), as the transferring entity, into Fresenius Medical Care AG as the acquiring entity by way of merger by absorption ("Merger").

Fresenius Medical Care AG is the sole shareholder and therefore holds the entire share capital of Fresenius Medical Care PensCo GmbH. Therefore, pursuant to section 62 (1) sentence 1 UmwG, a merger resolution of the general meeting of Fresenius Medical Care AG as the acquiring entity for the merger by absorption of Fresenius Medical Care PensCo GmbH is not required.

However, shareholders of Fresenius Medical Care AG whose shares in aggregate amount to one twentieth of the share capital of Fresenius Medical Care AG may, pursuant to section 62 (2) sentence 1 UmwG, demand the convocation of a general meeting in which a resolution on the approval of the Merger is passed. The shareholders of Fresenius Medical Care AG are hereby expressly notified of this right pursuant to section 62 (3) sentences 2 and 3 UmwG. Such a convocation demand can only be considered if it is received by Fresenius Medical Care AG together with proof of shareholding no later than one month after the date of publication of this announcement in the Federal Gazette (Bundesanzeiger).

A convocation demand pursuant to section 62 (2) sentence 1 UmwG must be addressed to:

Fresenius Medical Care AG
– Management Board –
Else-Kröner-Straße 1
61352 Bad Homburg v. d. Höhe
Germany

or by e-mail to the following address:

ir@fmc-ag.com.

Page 1/2

From the date of publication of this announcement, the following documents will be made accessible for a period of one month at the business premises of Fresenius Medical Care AG, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. Höhe, Germany:

–	Merger agreement between Fresenius Medical Care AG and Fresenius Medical Care PensCo GmbH ("Merger Agreement");

–	Annual financial statements and management reports of Fresenius Medical Care AG (formerly: Fresenius Medical Care AG & Co. KGaA) for the fiscal years 2022, 2021 and 2020;

–	Half-yearly financial report of Fresenius Medical Care AG (formerly: Fresenius Medical Care AG & Co. KGaA) for the period from 1 January 2023 to June 30, 2023 pursuant to section 115 of the German Securities Trading Act (Wertpapierhandelsgesetz); and

–	Opening balance sheet as of September 29, 2023 and interim balance sheet as of November 29, 2023 of Fresenius Medical Care PensCo GmbH, which was founded by articles of association dated August 10, 2023 and registered with the commercial register on September 29, 2023.

Upon request, a copy of the documents listed above will be sent to each shareholder of Fresenius Medical Care AG without undue delay and free of charge. With the consent of the shareholder, the documents may also be transmitted by means of electronic communication.

Since all shares in Fresenius Medical Care PensCo GmbH are held by Fresenius Medical Care AG, the Merger does not require a merger report (cf. section 8 (3) sentence 3 no. 1 lit. a) UmwG), merger audit (cf. section 9 (2) UmwG in conjunction with section 8 (3) sentence 3 no. 1 lit. a) UmwG) or merger audit report (cf. section 12 (3) in conjunction with section 8 (3) sentence 3 no. 1 lit. a) UmwG). The Merger Agreement has been submitted to the commercial register of Fresenius Medical Care AG.

Pursuant to section 62 (4) sentence 1 UmwG, a merger resolution of the shareholders' meeting of Fresenius Medical Care PensCo GmbH is not required.

Hof (Saale), in December 2023

Fresenius Medical Care AG

The Management Board

Page 2/2